August 29, 2006

Via Fax (202) 942-9544, U.S. Mail and EDGAR

Ms. Nili N. Shah

Branch Chief

United States Securities and Exchange Commission

Washington, DC  20549-7010

Re:	Praxair, Inc.
Form 10-K; For the Year Ended December 31, 2005
Form 10-Q; For the Quarter Ended March 31, 2006
File No. 001-11037

Dear Ms. Shah:

In the following response to your letter dated July 20, 2006, we have noted your original comment in italics to facilitate your review process.  We believe our response adequately addresses your request for additional information.

However, if you should have any additional questions or require additional information, please contact me at (203) 837-2296 or Chuck Jacobson at (203) 837-2158.  Alternatively, we would be pleased to meet with you at a mutually agreeable time.

Sincerely,

/s/ Patrick M. Clark

Patrick M. Clark

Vice President and Controller

Form 10-K:  For the Year Ended December 31, 2005

Note 4. Segment Information, page 49

Comment:  We have reviewed your response to prior comment 2 as well as the financial information that is regularly reviewed by your CODM.  Based on your response, we note that due to the size of your North American industrial gases business and to facilitate day-to-day control and decision making, you established a management structure for your industrial gases business consisting of six business units within North America (NAIG, Mexico, PDI, Healthcare Services, Electronics and GSS) and that these business units are based on either distribution methods and/or market segments.  We also note the financial reports that are regularly reviewed by your CODM do not appear to have discrete financial information for your North American segment as presented in Note 4.  Rather these financial reports include discrete financial information for each of the six business units identified above.  These units therefore appear to be operating segments as defined by paragraph 10 of SFAS 131.  Based on your CODM reports, it is not clear to us that these units are economically similar such that aggregation of these units pursuant to paragraph 17 of SFAS 131 is appropriate.  In this regard, we note significant differences in sales growth and operating growth amongst these business units.  Please provide us with an analysis that addresses the economic differences amongst your business units and that supports your basis for aggregating these business units (operating segments) into your North American reportable segment.  Otherwise, tell us how you will revise your segment reporting to fully comply with the disclosure requirements of SFAS 131.

Response:

Summary

In response to your letter of July 20, 2006 we re-evaluated our external segment presentation and continue to believe that reporting North America as a single reportable segment is in compliance with the requirements of Statement of Financial Accounting Standards (SFAS) 131.  Further, we believe this presentation is the most meaningful approach for investors because it would be inconsistent and confusing to segment North America by market and internationally by geography.

In performing this re-evaluation, we re-confirmed our North American operating segments in accordance with the requirements of paragraphs 10 to 15 of SFAS 131 and then re-confirmed our reportable segments in accordance with paragraph 16 using the aggregation criteria set forth in paragraph 17 of SFAS 131.

Our business model is straightforward and is managed consistently throughout the world on a regional basis.  Within North America, we provide internal reports based on manager accountability (NAIG, Mexico, PDI, Healthcare and Electronics) and these units meet the criteria of operating segments under SFAS 131. However, we view them essentially as the same business.  Our primary products are derived from air (oxygen, nitrogen and argon) or natural gas streams (hydrogen, helium and carbon dioxide).  Customers, who use our product for their diverse end-market applications, are served the same products by a common set of production plants, distribution equipment and employees on a regional basis.  Therefore, these units are selling the same product and are highly interdependent. They are economically similar and their financial results are most meaningful to external users on an aggregated basis.  For example, NAIG will produce and deliver oxygen to a steel customer via tanker truck, and the same tanker truck will proceed to deliver the same oxygen to a local PDI customer or a hospital or electronics company.  In summary, we believe that reporting North America as a reportable segment is consistent with our overall integrated business model and our other geographic segments worldwide.

North America Operating Segments

Paragraph 10 of SFAS 131 states:

“An operating segment is a component of an enterprise:

a.              That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.              Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.               For which discrete financial information is available.”

By applying this definition, we agree with the Staff’s observation that we have multiple operating segments in North America.  However, we do want to point out that our key management decisions relating primarily to new investments, key customer contracts, and key personnel changes are made at a North America level by the Office of the Chairman (OOC) of which the North America segment manager, Stephen Angel, President & Chief Operating Officer is a member.

The following table summarizes the North American operations reported in our monthly financial information to the OOC, and form the basis for the five North American operating segments as defined by paragraph 10 of SFAS 131.    [*****]

All operating segments have significant inter-dependencies and transfer price/cost impacts when looked at individually; however, they essentially eliminate when aggregated.  This point will be discussed in greater detail below.

Reportable Segments

Paragraph 16 of SFAS 131 states that:

“An enterprise shall report separately information about each operating segment that (a) has been identified in paragraphs 10-15 or that results from aggregating two or more of those segments in accordance with paragraph 17 and (b) exceeds the quantitative thresholds in paragraph 18…”

We believe the operating segments meet the aggregation criteria set forth in paragraph 17.  The remaining discussion will focus on our analysis that supports our conclusion.

Aggregation Criteria

Paragraph 17 of SFAS 131 states that:

“Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics…Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.              The nature of the products and services

b.              The nature of the production processes

c.               The type or class of customer  for their products and services

d.              The methods used to distribute their products or provide their services

e.               If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

We have evaluated the operating segments in North America for each of the areas enumerated below and we believe that we are appropriately aggregating them in accordance with SFAS 131.   These areas are:

1.               Consistent with the objective and basic principles of SFAS 131;

2.               Similar economic characteristics;

3.               Similar products and services;

4.               Similar production processes;

5.               Similar type or class of customer;

6.               Similar methods to distribute products; and

7.               Similar regulatory environment.

1.              Consistent with the Objective and Basic Principles of SFAS 131

Paragraph 3 of SFAS 131 sets forth the objective and basic principles of SFAS 131 as follows:

“The objective of requiring disclosures about segments of an enterprise and related information is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements: (a) better understand the enterprise’s performance; (b) better assess its prospects for future net cash flows; and (c) make more informed judgments about the enterprise as a whole...”

We believe that the aggregation of the North American operating segments is consistent with the objective and basic principles of SFAS 131.  The following factors support our belief:

o                 Same type of business activities:  Our North American operation is a vertically integrated business unit.  Our industrial gas products are derived from air (oxygen, nitrogen and argon) or natural gas streams (hydrogen, helium and carbon dioxide).  Profitability is managed locally, generally in a 200 mile radius, by optimizing the production and distribution of our products to customers using multiple transportation methods (on-site or tonnage, merchant liquid, and packaged or cylinder gases). The same oxygen produced from a NAIG plant is sold to both hospitals by Healthcare Services and steel mills by NAIG.  Additionally, nitrogen or argon, bi-products of the NAIG oxygen production process, may be sold to a semi-conductor fabrication plant by Electronics and a welding customer by PDI.  Each operating segment conducts the same type of business activity - the sale of industrial gas products to customers.  An analogy to our business model is the utility industry.  Their product, electricity, is simply supplied by different methods of distribution to many customers in varied industries.

o                 Significant operational inter-dependency among operating segments:  Below is a visual presentation that is intended to illustrate some of the significant inter-dependences that exists between the North American operating segments.  The arrows highlight where one business is dependent on another business for its operations.

The separate financial information for the North American operating segments, as reported to our OOC, reflects numerous operational and “transfer price/cost” decisions which may make such information misleading to the investing public and would make it inconsistent with Praxair’s other segment information or other third party financial information. As an example, our internal management philosophy is to maximize transfer price for products from NAIG to all other U.S. operating segments to motivate our sales organizations to maximize third-party sales prices.  These transfer prices are not market based, are judgmental and have significantly changed from year to year.  As a result, users of the financial statements obtain a better understanding of our performance or prospects for future cash flows at an aggregated North American reportable segment level because the frequent transfer price and organizational realignment changes are eliminated and are insignificant at this level.

o                 Capital investment and key customer contract decisions:  We are aggregating operating segments to a level where our chief operating decision maker (CODM) makes significant decisions and where a financial statement user can appropriately assess our future operational prospects.  These decisions are made by the OOC to maximize the benefit to the North American operating segments in the aggregate.  For example, when a capital budget proposal related to an on-site plant investment is being considered by the OOC, the economic analysis will include the sales and related cash flows of products and bi-products from the same plant which may be sold by NAIG, PDI, Healthcare, Mexico and Electronics.  Moreover, many projects would not be economically viable without considering all financial impacts of all operating segments.

o                 Operational realignments:  The separate financial information for the North American operating segments is based on our current management reporting relationships and groupings of assets and customers under our managers, and over time these have changed significantly from year to year or within a year.   At the operating segment level, this creates changing segments from year to year, although internally this is not an issue because we are evaluating our managers against operating budgets. Externally, however, investors are evaluating results year to year and it would be misleading as the results would change significantly from year to year based on management realignments and not underlying economic results.  However, when aggregated at the North American level, these internal management realignments have no impact.  Our systems are not configured to readily produce all financial information (e.g., full trial balance information and eliminations) for these operating segments on a consistent basis at a level of “true” profitability.

The following examples highlight some of these changes within North America:  1) until a few years ago, Mexico was included with our NAIG business because the NAIG manager was Spanish-speaking.  The NAIG business manager was promoted to the OOC and was replaced with a new non-Spanish speaking manager.  To provide management continuity and accommodate language skills, it was decided to separate Mexico from the NAIG roll-up and have it report to the same manager who now is a member of the OOC, Mr. Ricardo Malfitano.  Substantively, nothing has changed in the resource decision making process, except for the “appearance” that Mexico reports separately to the OOC.  2) the North America business is a vertically integrated business where the products are essentially the same. We regularly shift customers from one accountable business manager to another in order to minimize costs or leverage customer relationships.  Again, nothing substantively has changed within North America’s segment financial performance.

o                 Single basis of segmentation: The composition of our North America reportable segment and the presentation thereof is consistent with that of our other geographic segments around the world, which we believe reflects the concept provided in paragraph 4 of SFAS 131 that indicates that our financial statements should “….include selected information reported on a single basis of segmentation.”  We also believe that it would create confusion for users of our financial statements to provide disaggregated information for the North American geography by distribution methods and/or market segments and that this data may be misinterpreted as worldwide data given the similarity in the composition of all our geographic segments.

2.              Similar Economic Characteristics

SFAS No. 131, paragraph 17 states that “Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics.”  The paragraph indicates that the economic characteristics of segments are viewed as being similar if “for example, the segments have similar long-term average gross margins.”  However, long-term gross margin is used only as an example and we believe there are other qualitative and quantitative economic characteristics that must be considered.  This is supported by the response to the FASB’s Q&A to SFAS 131 #8, which indicates that “evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.”  The spirit of the statement does not require each and every economic measure to be similar but rather significant judgment is required about the totality of such considerations.  All qualitative and quantitative factors need to be evaluated in reaching a conclusion such as the nature of the business, management philosophy and relevance of information.  The following outlines the factors that we considered in making this determination:

Qualitative Measures

•                  The product is the same (i.e., oxygen, nitrogen, argon, etc.) — These products are largely produced by NAIG and are sold by all of our North American operating segments which have been established for internal management accountability purposes only to assign accountability to key operational managers.

•                  Pricing — Our primary raw material, electricity, is the key component for all price changes across all North American operating segments.  Many of these changes are contractual in nature.  Therefore, we expect price changes to be similar in each operating segment prospectively.

•                  Co-product manufacturing processes — The same production process produces oxygen, nitrogen and argon.  Manufacturing cost allocations for these three product lines are very judgmental due to the intertwined manufacturing processes.  For example, argon is a co-product of oxygen production and the allocation of energy consumption in the manufacturing process is very judgmental.  This cost estimate is significant to the determination of our internal transfer prices to other operating segments and therefore has a significant impact in their respective operating results.  At the North America reportable segment level, such issues are self-eliminated and are insignificant.

Quantitative Measures

We note that the response to the FASB’s Q&A on SFAS 131, #8 provides that “…operating segments are considered to be similar if they can be expected to have essentially the same future prospects.”  We believe our North American operating segments will have essentially the same future prospects;  we expect that our business will experience volume growth in the area of 1.5 to 2 times GDP growth; and that realized price growth will approximate electricity cost increases for all operating segments.  Further supporting our belief of similar future prospects is the fact that all capital investments in North America use the same IRR “hurdle rate” for OOC approval.

From a quantitative approach, we believe it is most appropriate to monitor economic similarity in the context of how quantitative long-term measures trend over time in relationship to one another.  The following discussion will focus on the two quantitative measures of economic similarities the Staff refers to and that we internally monitor.

•                  Sales growth — measure of growth and include impacts from pricing and volumes.  This can be measured at the operating segment level.

•                  Operating profit growth — measure of profitability used by Praxair to measure operating segment performance against pre-determined standards.

The charts below summarize trends for sales and operating profit over the period from 2001 to forecasted 2006 (2006F) for the North America operating segments and provide the five-year compounded growth rates.   Note that the charts reflect annual changes using 2001 sales and operating profit as a baseline.

On average, our North American operating segments generate about 5-10% sales growth over the long term but could have short-term fluctuations due to significant new projects/customers, acquisitions/divestitures, end-user market business cycles,  energy prices, and other non-recurring events.

The sales growth trend chart illustrates that the operating segment sales trend in a similar manner over time.  Excluding acquisitions in the 2002-2004 periods, healthcare sales growth trends are consistent with the other North American operating segments.  The Electronics sales trend reflects the impact of production transfers to Asia in recent years.  The 5-year compound sales growth rate further illustrates the similar sales growth patterns after considering the above.

The operating profit growth trend chart illustrates that operating profit trends in a similar manner over time.  Healthcare operating profit has been impacted by the 2002-2004 acquisitions and by recent pricing pressures which we expect to recover over time as our cost rationalization and efficiency programs become effective in countering these developments.  Electronics operating profit trends include the impact of customer transfers and non-recurring charges and credits during the period and are in line with other segments excluding the non-recurring items.

The 5-year compound operating profit growth rate chart further illustrates similar growth patterns.  In general, the operating profit growth rates are lower than the sales growth rates because of the pass through of higher electricity costs as price increases which increase sales but do not increase operating profit proportionately.  The higher 5-year compound growth rate for PDI simply reflects significant productivity improvements over the past several years but is expected to exhibit similar operating profit growth rates prospectively.  Mexico growth rates are favorably impacted by older capital investment, which carries lower fixed depreciation charges.  Prospectively, Mexico growth rates will be similar to the other segments as significant new capital projects come on stream.  [*****]

3.              Similar products and services

As noted in Item 1 to our 2005 Form 10-K and as previously described, the primary products for the North American operating segments are oxygen, nitrogen, argon, hydrogen, helium and carbon dioxide.  NAIG produces essentially all gases for all of the North American operating segments.  For example, NAIG distributes merchant liquid product to bulk storage tanks at PDI filling stations where PDI then re-packages the same gas into cylinders for sale at smaller quantities.  PDI also re-packages the same gas into smaller cylinders which are then distributed to healthcare customers using PDI distribution channels.  Our Mexican business sells the same products which are either produced in Mexico or by NAIG along the U.S./Mexican border.

4.              Similar production process

The aforementioned products used by each of the North American operating segments are produced by the same manufacturing plants.  As noted in Item 1 to our 2005 Form 10-K, we use air and electricity as raw materials to produce oxygen, nitrogen and argon through several air separation processes, of which cryogenic air separation is the most prevalent.  This product is then used to satisfy customer demand in each of our North American operating segments.  Additionally, we regionally manage our electricity procurement process which is our largest production raw material.

5.              Similar type or class of customer

Each of the North American operating segments deliver similar products to similar customers.  For example, an automobile manufacturer may purchase oxygen in a cylinder from PDI and that same automobile manufacturer may purchase that same product from NAIG as merchant liquid, simply depending on its manufacturing needs.  Approximately 80% of our NAIG customers also require the same product to be supplied by PDI in cylinders at some point.  Similarly, oxygen produced by NAIG is also supplied to Healthcare customers.  In each case, the customer is simply an oxygen consumer with a different application.  Additionally, many of our key national customer accounts are managed at a North American level although sales are recorded by multiple operating segments.

6.              Similar methods to distribute products

As noted in Item 1 of our 2005 Form 10-K, we have three basic distribution methods….(i) on-site or tonnage; (ii) merchant liquid; and (iii) packaged or cylinder gases.  The method of supply depends upon factors such as volume requirements, purity, pattern of usage, and the form in which product is used.  Each of the North American operating segments have similar distribution techniques and involve the use of tanker delivery trucks to a significant degree.  For example, NAIG will deliver product to its steel customer via tanker truck and the same tanker truck will proceed to deliver product to a local mini-bulk PDI customer or a hospital or electronics company.  PDI, healthcare and electronics also deliver product re-packaged into cylinders, generally by some form of truck or commercial vehicle.

7.              Similar regulatory environment

As noted in Item 1A. of our 2005 Form 10-K, we are subject to a variety of federal governmental regulations, which include but are not limited to the following:

o                 Environmental Protection and occupational health and safety laws and regulations;

o                 Labor related regulation (Department of Labor);

o                 Transportation (Department of Transit);

o                 Domestic and international tax laws;

o                 Patents;

o                 Trade restrictions; and

o                 Antitrust matters

Each of the North American operating segments are subject to these governmental regulations and the regulations themselves within the local geographic regions in North America are similar.  Praxair has standard North American operating practices in these areas.

[*****]  The Company has submitted this portion of the response letter separately because it requests that such portion be considered confidential by the Staff pursuant to the SEC’s Rules of Practice, 17 C.F.R. Section 200.80 (b)(4).